Mail Room 4561

April 6, 2010

Gene Austin
Chief Executive Officer
Convio, Inc.
11501 Domain Drive, Suite 200
Austin, Texas 78758

>   **Re:**   **Convio, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed March 19, 2010**
>   **File No. 333-164491**

Dear Mr. Austin:

We have reviewed your response dated April 5, 2010 and have the following comments. References to prior comments in this letter relate to comments in our letter dated March 31, 2010.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Stock-Based Compensation, page 47

1.   We note your proposed additional disclosures as provided in response to prior comment 1 and we have the following additional comments:

- Considering you commenced the IPO process in December 2009 and filed your registration statement on January 25, 2010, please explain further how you determined the appropriateness of an 18.5% marketability discount for options granted in February and March 2010 and revise your disclosures accordingly.
- Please reconcile the 239,348 options granted on a post-split basis to the 646,000 options granted on a pre-split basis.
- Tell us your consideration to include a discussion of the 2010 options grants in your subsequent events footnote disclosures.
- Please ensure that the supplemental information provided in response to prior comment 1 is filed via EDGAR prior to effectiveness of this registration statement.

* * * *

Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Robert Benton, Staff Accountant, at (202) 551-3804, or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. If you need further assistance, you may contact Stephani Bouvet at (202) 551-3545, or in her absence, me at (202) 551-3456.

Sincerely,

Matthew Crispino
Attorney Advisor

cc: Via facsimile: (512) 457-7001
        John J. Gilluly III, P.C.
        DLA Piper LLP (US)